EXHIBIT 4(k)

                         WAIVER AND AMENDMENT AGREEMENT


     THIS WAIVER AGREEMENT is entered into May 16, 1996 between MID-WEST SPRING MANUFACTURING COMPANY (formerly, Pathe Technologies Inc.) (the "Company") and JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY (the "Purchaser"). The Company and the Purchaser are parties to a Note and Share Purchase Agreement dated as of December 23, 1994 (the "Note Agreement") relating to the issuance and sale by the Company of its 11.25% Senior Notes in the aggregate principal amount of $20,000,000 due December 23, 2004 (the "Senior Notes"), 11.25% Senior Subordinated Notes in the aggregate principal amount of $7,000,000 due December 23, 2004 (the "Senior Subordinated Notes") with Class A Warrants for 755.738 shares of common stock of the Company (the "Warranties") and 654,973 shares of common stock of the Company (the "Shares"). As of the date of this Agreement, the Purchaser is the holder of 100% of the outstanding principal amount of the Senior Notes, the Senior Subordinated Notes, the Warrants, and the Shares. The Company has advised the Purchaser that it is currently unable to meet certain of the negative covenants contained in the Note Agreement. The Purchaser is willing to waive, through December 31, 1996, compliance with those certain negative covenants on the terms and conditions of this Agreement.

     NOW, THEREFORE, the parties agree:

     1.   Defined Terms.

          (i) Terms not otherwise defined below or elsewhere in this Agreement have the meanings given therefor in the Note Agreement.

          (ii) For the purposes of this Agreement, the term "Consolidated EBITDA" means, for any period the amount of which is to be determined, Consolidated Net Income for such period plus (but only to the extent such amounts were deducted in the computation of Consolidated Net Income) Interest Expense, income taxes (including deferred income taxes), depreciation, and amortization of the Consolidated Group for such period as determined in accordance with GAAP on a consolidated basis.

          (iii) For the purposes of this Agreement, the term "Available Amount" means $500,000 less the aggregate amount of any final judgment or judgments for the payment of money (net of insurance proceeds, if any) rendered against any member of the Consolidated Group from the Closing Date through the date the Liability Amount (defined in Section 3, below) has been finally determined.

          (iv) For the purposes of this Agreement, the term "401k Plans" means the Company's "Mid-West Spring 401(k) and Profit Sharing Plan" and the Company's "Mid-West Spring 401(k) Plan".

     2.   Financial Covenant Waiver.  Provided that the Company:

          (i) ceases the conduct of the business conducted by the Company's Advanced Pressure Castings division, and divests itself of all assets acquired from Advanced Pressure Castings Corp., a New Jersey corporation (the "APC Assets") on or before August 31, 1996;

          (ii) does not permit Consolidated EBITDA (calculated for purposes of this Agreement without reduction for expenses up to, but not in excess of $400,000 incurred in the sale of the APC Assets and exclusive of any gains resulting from the sale of the APC Assets) as of the last day of any fiscal quarter ended after December 31, 1995 and through December 31, 1996 to be less than the amount specified below for such fiscal quarter:

          Fiscal Quarter ending March 31, 1996         $1,000,000

          Fiscal Quarter ending June 30, 1996          $1,000,000

          Fiscal Quarter ending September 30, 1996     $1,250,000

          Fiscal Quarter ending December 31, 1996      $1,300,000

          (iii) shall not incur and shall not permit any of its Subsidiaries to incur Funded Debt or issue any Preferred Stock constituting Funded Debt (whether or not otherwise permitted under the Note Agreement) during the fiscal year ending December 31, 1996 in excess of $260,000 in the aggregate, (excluding advances to the Company under the Secured Credit Agreement dated December 9, 1994, as amended between the Company and American National Bank and Trust Company of Chicago not exceeding at any time $5,000,000 in the aggregate);

          (iv) does not permit, as of the last day of any fiscal quarter ending after December 31, 1995 and through the fiscal quarter ending December 31, 1996, the average of the ratios of Consolidated Cash Flow (calculated for purposes of this subsection (iv) without reduction for expenses up to, but not in excess of $400,000 incurred in the sale of the APC Assets and exclusive of any gains resulting from the sale of the APC Assets) to Fixed Charge Expenses for the 4 most recently ended fiscal quarters, taken as a single accounting period, to be less than the ratio specified below for such fiscal quarter:

     Fiscal Quarter ending March 31, 1996         1.05 to 1.00

     Fiscal Quarter ending June 30, 1996          1.00 to 1.00

     Fiscal Quarter ending September 30, 1996     1.10 to 1.00

     Fiscal Quarter ending December 31, 1996      1.40 to 1.00;

          (v) does not, at any time through December 31, 1996, make or declare any Restricted Payment (whether or not otherwise permitted under the Note Agreement);

          (vi) in addition to the interest required to be paid under the Notes, pays Purchaser additional interest, on the aggregate principal amount outstanding under the Notes, at the rate of 0.50% per annum for the period beginning December 24, 1995 and ending December 23, 1996, which additional interest shall be paid on June 23, 1996 and December 23, 1996, together with payments of interest due under the Notes; and

          (vii) does not permit Consolidated Tangible Net Worth as of the last day of any fiscal quarter ended after December 31, 1995 through December 31, 1996 to be less than $1,500,000.

the Purchaser will waive compliance by the Company with its covenants in paragraph 6A(1), 6A(3) and 6A(4) of the Note Agreement from September 30, 1995 through December 31, 1996 (the "Financial Covenants") and any Default or Event of Default under the Note Agreement caused by the failure of the Company so to comply. If the Company shall fail to comply with any condition set forth above in this Section 2, the agreement of the Purchaser in this Section 2 to waive compliance with the Financial Covenants shall immediately terminate and the requirement that the Company comply with, and have been in compliance with, the Financial Covenants shall be automatically reinstated and the Purchaser shall be entitled to exercise, without prejudice, any and all rights and remedies it may have under the Note Agreement as a result of any failure of the Company to comply with, or have been in compliance with, any of the Financial Covenants.

     3.   ERISA Covenant Waiver.  Provided that the Company:

          (i) promptly files all tax, reporting or other filings required of it or any Related Person under ERISA or the Code in connection with either 401k Plan which were due prior to the date hereof and were not timely filed (the "Required Filings");

          (ii) promptly completes all discrimination testing (including without limitation actual deferral percentage, actual contribution, top-heavy, coverage and participation testing) required under the Code to confirm that the 401k Plans have been operated prior to the date hereof as tax-qualified plans under Section 401 of the Code (the "Required Tests"); and

          (iii) on or before October 31, 1996, provides the Purchaser with evidence satisfactory to it that (a) the Company has made all the Required Filings; (b) either the 401k Plans have been operated in compliance with the Required Tests and other requirements for tax-qualification, or the Company has obtained the agreement of the Internal Revenue Service that any non-compliance with the Required Tests or other requirements for tax-qualification will not cause either 401k Plan to be determined not to be a tax-qualified plan under Section 401 of the Code; and (c) the penalties and fines assessed by the Department of Labor and the Internal Revenue Service in connection with the Required Filing and any non-compliance with the Required Tests or other requirements for tax-qualification, together with the cost and expense to the Company in complying with any conditions or corrections required by the Internal Revenue Service in obtaining the agreement described in clause (b) of this Section 3(iii) (collectively, the "Liability Amount") has not and will not exceed in the aggregate, the Available Amount;

the Purchaser will waive any Default or Event of Default under the Note Agreement arising as a result of the Company's or such Related Person's failure to have timely made any of the Required Filings, or as a result of either of the 401k Plans being determined to not have been in compliance with any of the Required Tests during the period covered thereby (each such Default, an "ERISA Default" and each such Event of Default an "ERISA Event of Default"). If the Company shall fail to comply with any of the conditions set forth above in this
Section 3, the waivers by the Purchaser in this Section 3 shall immediately terminate and Purchaser shall be entitled to exercise, without prejudice, any and all rights and remedies it may have under the Note Agreement in respect of any such ERISA Default or ERISA Event of Default.

     4. Amendment to Note Agreement. From and after the date of this Agreement, the amount of $500,000 set forth in paragraph 7A(xii) of the Note Agreement shall be reduced by the Liability Amount if, as and when paid by the Company or any member of the Consolidated Group.

     5. No Other Amendments or Waivers. Except as specifically stated in this Agreement, this Agreement shall not constitute a waiver of or amendment to any term or condition of the Note Agreement or a waiver of any Event of Default or Default now existing or hereafter arising under the Note Agreement and in all respects the Note Agreement shall remain in full force and effect and unmodified.

     6. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS (WITHOUT GIVING EFFECT TO ANY LAWS OR RULES RELATING TO CONFLICTS OF LAWS THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE COMMONWEALTH OF MASSACHUSETTS).

     7. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

     This Agreement is executed under seal as of the date first above written.

                              MID-WEST SPRING MANUFACTURING
                                COMPANY



                              By:_______________________________
                              Title:


                              JOHN HANCOCK MUTUAL LIFE INSURANCE
                                COMPANY



                              By:_______________________________
                              Title: